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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ANTIGENICS INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

037032-10-9

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 037032-10-9

1.	Name of Reporting Person: Garo H. Armen		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 711,291 (1)

		6.	Shared Voting Power: 11,489,274 (2)

		7.	Sole Dispositive Power: 711,291 (1)

		8.	Shared Dispositive Power: 11,489,274 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,200,565

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 26.8%

12.	Type of Reporting Person: IN

(1) Includes 706,291 shares issuable upon exercise of options to purchase Antigenics Inc. common stock.

(2) Consists of (i) 11,154,274 shares held by Antigenics Holdings LLC, of which Dr. Armen is the Chief Executive Officer, Chairman of the Board of Managers and a member and (ii) 335,000 shares held by Armen Partners LP, of which Dr. Armen is the General Partner.

13G
CUSIP No. 037032-10-9

1.	Name of Reporting Person: Antigenics Holdings LLC		I.R.S. Identification Nos. of above persons (entities only): 13-4060592

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 11,154,274

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 11,154,274

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,154,274

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 24.5%

12.	Type of Reporting Person: OO – Limited Liability Company

13G
CUSIP No. 037032-10-9

1.	Name of Reporting Person: Armen Partners LP		I.R.S. Identification Nos. of above persons (entities only): 22-2964842

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 335,000

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 335,000

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 335,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.7%

12.	Type of Reporting Person: PN – Limited Partnership

Item 1.

Item 1(a) Name of issuer: Antigenics Inc.

Item 1(b) Address of issuer’s principal executive offices:	630 Fifth Avenue, Ste 2100 New York, NY 10111

Item 2.

2(a) Name of person filing:	Garo H. Armen Antigenics Holdings LLC Armen Partners LP

2(b) Address or principal business office or, if none, residence: For each reporting person:	c/o Antigenics Inc. 630 Fifth Avenue, Ste 2100 New York, NY 10111

2(c) Citizenship: Garo H. Armen is a citizen of the United States of America. Antigenics Holdings LLC is a Delaware limited liability company. Armen Partners LP is a Delaware limited partnership.

2(d) Title of class of securities: Common Stock, $0.01 par value

2(e) CUSIP No.: 037032-10-9

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐ Broker or dealer registered under Section 15 of the Act.

b.	☐ Bank as defined in Section 3(a)(6) of the Act.

c.	☐ Insurance company as defined in Section 3(a)(19) of the Act.

d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.	Amount beneficially owned: See Box 9 on cover pages

b.	Percent of class: See Box 11 on cover pages

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: See Box 5 on cover pages

ii.	Shared power to vote or to direct the vote: See box 6 on cover pages

iii.	Sole power to dispose or to direct the disposition of: See Box 7 on cover pages

iv.	Shared power to dispose or to direct the disposition of: See Box 8 on cover pages

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable

Item 8. Identification and Classification of Members of the Group

     See Exhibit 2

Item 9. Notice of Dissolution of Group

     Not applicable

Item 10. Certifications

     Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2005

/s/ Garo H. Armen
Garo H. Armen

Antigenics Holdings LLC
By:	/s/ Garo H. Armen
	Name:	Garo H. Armen
	Title:	Manager

Armen Partners LP
By:	/s/ Garo H. Armen
	Name:	Garo H. Armen
	Title:	Manager

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Agreement as to Joint Filing of Schedule 13G

EXHIBIT 2

List of all members of group

EXHIBIT 1

Each of the undersigned hereby affirms that he, she or it is individually eligible to use Schedule 13G and agrees that this Schedule 13G is filed on his, her or its behalf.

Dated: June 10, 2005

/s/ Garo H. Armen
Garo H. Armen

Antigenics Holdings LLC
By:	/s/ Garo H. Armen
	Name:	Garo H. Armen
	Title:	Manager

Armen Partners LP
By:	/s/ Garo H. Armen
	Name:	Garo H. Armen
	Title:	Manager

EXHIBIT 2
Members of the Group

Garo H. Armen

Antigenics Holdings LLC

Armen Partners LP